UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Extraordinary General Meeting of Shareholders (the “Meeting”) of Megan Holdings Limited (the “Company”) was held on August 21, 2026 at 10:00 a.m. Kuala Lumpur Time (August 20, 2026 at 10:00 p.m. Eastern Time) at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No. 1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia. Holders of shares of the Company carrying an aggregate of 256,222,166 votes, representing approximately 90.86% of the total voting power of the Company entitled to vote at the Meeting, were present in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company considered and voted upon the following three proposals, each of which was duly passed by the requisite majority as set forth below:

Proposal One: Share Consolidation Proposal — Ordinary Resolution

“IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT: (a) to approve the share consolidation of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0001 each, on the basis of every 40 issued and unissued Ordinary Shares being consolidated into one Ordinary Share of the same class, such that every 40 issued and unissued Class A Ordinary Shares of par value US$0.0001 each shall be consolidated into one Class A Ordinary Share of par value US$0.004 each and every 40 issued and unissued Class B Ordinary Shares of par value US$0.0001 each shall be consolidated into one Class B Ordinary Share of par value US$0.004 each, with effect from Friday, August 21, 2026 (the “Share Consolidation”); (b) to approve that any fractional shares created as a result of the Share Consolidation shall be rounded up to the nearest whole share at the participant level; and (c) to authorize each director and/or officer of the Company, for and on behalf of the Company, to take all such actions and execute, deliver and file all such documents, notices, confirmations, applications and instruments as he or she may consider necessary, desirable or appropriate to give effect to the Share Consolidation, including updating the register of members of the Company, making or procuring the filing of the resolution and/or any other required return, notice or filing with the Registrar of Companies in the Cayman Islands in respect of the Share Consolidation and the resulting alteration of the authorised share capital of the Company, and, if considered desirable for housekeeping or consistency purposes, preparing, adopting and/or filing an updated memorandum and articles of association of the Company reflecting such alteration, and making or procuring any filings, notifications or submissions with any other applicable governmental, regulatory or self-regulatory authority or service provider (the “Share Consolidation Proposal”).”

Votes For	Votes Against	Abstentions	Broker Non-Votes
256,047,549	170,538	4,079	N/A

The Share Consolidation Proposal was duly approved as an ordinary resolution.

Proposal Two: Capital Reorganization Proposal — Special Resolution

“IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, conditional upon approval by the shareholders of the Share Consolidation Proposal and subject to the directors of the Company making the requisite solvency statement in accordance with the Companies Act (As Revised) of the Cayman Islands and the filing and registration of the same, together with the minute of reduction, with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (As Revised) of the Cayman Islands, the reduction of the Company’s authorized share capital from (i) US$50,000 divided into 11,250,000 Class A Ordinary Shares of par value US$0.004 each and 1,250,000 Class B Ordinary Shares of par value US$0.004 each, to (ii) US$1,250 divided into 11,250,000 Class A Ordinary Shares of par value US$0.0001 each and 1,250,000 Class B Ordinary Shares of par value US$0.0001 each, by reducing the par value of each issued and unissued share, and that the amount by which the issued share capital is reduced shall be credited to the share premium account of the Company be and hereby is approved; and immediately thereafter, the authorized share capital of the Company be increased from US$1,250 divided into 12,500,000 Ordinary Shares of a par value of US$0.0001 each to US$50,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 each by the creation of an additional 487,500,000 Ordinary Shares of a par value of US$0.0001 each, comprising 438,750,000 additional Class A Ordinary Shares and 48,750,000 additional Class B Ordinary Shares, ranking pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares respectively be and hereby is approved; and that the Directors of the Company be and are hereby authorized to do all such acts and things and execute all such documents as may be necessary or desirable to give effect to the foregoing, including the making and filing of a solvency statement in accordance with section 14A of the Companies Act (Revised) of the Cayman Islands.”

Votes For	Votes Against	Abstentions	Broker Non-Votes
256,020,209	191,731	10,226	N/A

The Capital Reorganization Proposal was duly approved as a special resolution.

Proposal Three: Fourth A&R M&A Adoption Proposal — Special Resolution

“IT IS RESOLVED AS A SPECIAL RESOLUTION THAT the Company adopt the fourth amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 11, 2026, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution, in order to reflect the following amendments: (i) the Share Consolidation Proposal, if approved and effected; (ii) the Capital Reorganization Proposal, if approved and effected; and (iii) the amendment of the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously, together with such other consequential, ancillary, and conforming amendments as are set out in the fourth amended and restated memorandum and articles of association.”

Votes For	Votes Against	Abstentions	Broker Non-Votes
256,019,683	186,880	15,603	N/A

The Fourth A&R M&A Adoption Proposal was duly approved as a special resolution.

Following approval of the Share Consolidation Proposal, the Capital Reorganization Proposal and the Fourth A&R M&A Adoption Proposal at the Meeting, as previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 20, 2026, the marketplace effective date of the Share Consolidation on The Nasdaq Capital Market has not been finalized and will be a date subsequent to August 21, 2026, to be determined by the Company in coordination with The Nasdaq Stock Market LLC, The Depository Trust Company and the Company’s transfer agent. The Company will announce the marketplace effective date, once determined, by way of a subsequent Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2026

Megan Holdings Limited

By:	/s/ Hoo Wei Sern (Darren Hoo)
Name:	Hoo Wei Sern (Darren Hoo)
Title:	Executive Director, Chairman and Chief Executive Officer

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